UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

____________________

PARAMETRIC SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

Elwood G. Norris

13771 Danielson Street, Suite L

Poway, California 92064

888-477-2150

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
365,081shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			453,864 shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			365,081 shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			453,864 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,103,770 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13.	2.9%
14.	IN

2

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
-0- shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			453,864 shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			-0- shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			453,864 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,272 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13.	2.5%
14.	IN

3

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California
453,864 shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			0 shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			453,864 shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			0 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,864 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13.	1.2%
14.	OO - Trust

4

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON EGN Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California
4,500 shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			0 shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			4,500 shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			0 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13.	0.01%
14.	OO - Limited Liability Company

5

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Mt. Savage Productions LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
180,083 shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			0 shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			180,083 shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			0 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,083 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13.	0.5%
14.	OO - Limited Liability Company

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Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this “exit” Amendment No. 6 amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010, as amended by Amendment No. 1 (March 1, 2011), Amendment No. 2 (July 6, 2011), Amendment No. 3 (January 9, 2012), Amendment No. 4 (April 10, 2012) and Amendment No. 5 (August 16, 2013). This Amendment No. 6 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer” or “Parametric”), beneficially owned by (i) Elwood G. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (ii) Stephanie A. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (iii) the Norris Family 1997 Trust, (iv) EGN Holdings LLC and (v) Mt. Savage Productions LLC (collectively, the “Reporting Persons”), and is being filed to report the decrease in beneficial ownership of the Reporting Persons caused by the issuance by the Issuer of 30,227,100 shares of Common Stock on January 15, 2014 pursuant to the effectiveness of the merger contemplated by the Agreement and Plan of Merger dated August 5, 2013 among the Issuer, VTB Holdings, Inc. and Paris Acquisition Corp. (the “Merger”). As a result of the shares issued pursuant to the Merger, no Reporting Person is the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is restated and amended in its entirety as follows:

(a) and (b)

Pursuant to a report from the Issuer’s transfer agent, an aggregate of 37,501,722 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

Mr. Norris beneficially owns, in the aggregate, 1,103,770 shares, which represents 2.9% of the outstanding shares of the Issuer. Mr. Norris’ beneficial ownership includes 453,864 shares held by the Norris Family 1997 Trust for which both Mr. Norris and Mrs. Norris are trustees, 4,500 shares held by EGN Holdings LLC and 180,083 shares held by Mt. Savage Productions LLC both for which Mr. Norris is the manager, and 92,500 shares subject to options exercisable within 60 days of January 15, 2014. The Norris Family Trust owns 65% of Syzygy Licensing, LLC (“Syzygy”) (an LLC managed and controlled by James A. Barnes, also an executive officer of the Issuer and owner through a family trust of the remaining 35%) and disclaims beneficial ownership as to any securities of the Issuer held by Syzygy beyond its 65% pecuniary interest. Mr. Norris includes in his beneficial ownership the Norris Family Trust’s 65% ownership of the 438,192 shares owned and held by Syzygy (284,825 shares) but he has no voting or dispositive power over such shares.

Mrs. Norris beneficially owns, in the aggregate, 923,272 shares, which represents 2.5% of the outstanding shares of the Issuer. Mrs. Norris’ beneficial ownership includes 453,864 shares held by the Norris Family Trust and beneficial ownership of the shares held by Syzygy, EGN Holdings LLC and Mt. Savage Productions LLC over which she has no voting or dispositive power. Based on Mr. Norris’ interests he has sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of 365,081 shares and Mr. and Mrs. Norris are deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 453,864 shares. Mrs. Norris’ beneficial ownership includes the Norris Family Trust’s pecuniary interest in 284,825 shares held by Syzygy but she has no voting or dispositive power over such shares.

As previously set forth in Items 4 and 6 hereof, each Reporting Person granted to VTB Holdings, Inc. (Turtle Beach) a proxy to vote certain shares of Common Stock beneficially owned by the Reporting Person pursuant to the terms of a Voting Agreement.  Such proxy expired in full upon the closing of the Merger on January 15, 2014.

The filing of this Amendment No. 6 to Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Amendment No. 6 to Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

(c) The Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.

(d) Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) As a result of the shares issued pursuant to the Merger on January 15, 2014, no Reporting Person is a beneficial owner of more than 5% of the Common Stock of the Issuer.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2014	/s/ Elwood G. Norris
An Individual

/s/ Stephanie A. Norris
An Individual

Norris Family 1997 Trust

/s/ Elwood G. Norris
Trustee

EGN Holdings LLC

/s/ Elwood G. Norris
Manager

mt. savage productions llc

/s/ Elwood G. Norris
Manager

8